SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

GAFISA S.A. (BOVESPA: GFSA3; NYSE, GFA) (“Gafisa” or “Company”), informs its shareholders and the market in general that in a meeting held on November 26, 2018, the Company’s Board of Directors unanimously resolved to initiate the Company’s delisting process, aiming at migrating the ADR Program (American Depositary Receipts) from Level 3 to Level 1. Therefore, the ADRs, which today are traded on NYSE (New York Stock Exchange), at the end of the process will be traded on the OTC (Over-the-Counter) market.

The rationale behind this decision is based on the weighting of costs and benefits inherent to current ADRs program. In the past, during listing, the Company expected that benefits mainly relating to funding would surpass ADR Program Level 3 maintenance costs, including external audit, expenses to comply with SOX (Sarbanes Oxley) requirements and NYSE-related expenditures.

Over the years, as the ADR program responsiveness (liquidity and volume) significantly decreased, current and former Management reassessed the program’s feasibility and sustainability.

Based on these analyses and taking into account the turnaround process the Company has been going through, its Board of Directors deemed necessary to fit the ADR Program into the Company’s current financial condition, therefore, decided to migrate its listing from Level 3 to Level 1 (OTC), wherein other sector companies also trade their ADRs, with a broad acceptance from its investors.

Thus, we believe that the Company is taking another relevant step towards its commitment to adjust costs and processes.

Details of this process are described in the Material Fact released by the Company on November 26, 2018.

São Paulo, November 27, 2018

GAFISA S.A.

Ana Maria Loureiro Recart

Chief Executive Officer, Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 27, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer